Filed by European Aeronautic Defence & Space Company N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: European Aeronautic Defence & Space Company N.V. and BAE Systems plc

Commission File No.: 001-_________

Date:  September 14, 2012

Tom Enders

Chief Executive Officer

12 September 2012

To the employees of the EADS Group

Dear Colleagues,

Today we have issued a statement about a possible combination of EADS and BAE Systems, which you will find attached. This was triggered by speculation in the media.

Yes, we are indeed in discussions with BAE Systems about such a major strategic move. However, these discussions have not yet been concluded and their outcome is not at all certain.

Nevertheless, we are convinced that a possible combination of EADS and BAE Systems is a unique opportunity for our company; together we would create a world class international aerospace, defence and security group with substantial centres of manufacturing, technology, and service excellence in France, Germany, Spain, the UK, the USA and China. Such a combination would bring together partners which have a long history of collaboration. Indeed, many of you are already working with BAE Systems colleagues on a day-to-day basis.

Combining our two extensive product portfolios would be a giant step towards achieving our Vision 2020 objectives, giving us a much greater international footprint and balancing our civil and defence businesses. That would be good news for employees and shareholders alike as the new combined Group would be considerably more resilient towards shifting trends and demands in its international markets.

As BAE Systems is a UK listed company, we have to strictly follow the legal requirements of the UK Takeover Code. This means we are not allowed to depart from the information provided in the statement. I will obviously update you immediately when any further decision has been taken.

The EADS Board of Directors is fully informed about the discussions and any potential deal is subject to its approval. Of course, we will inform the employee representatives in due course within the applicable legal framework.

Many of you will receive numerous questions from colleagues, staff, customers and others about this potential combination. Please do not provide any information that is not included in our official statement to internal or external audiences and please refrain from any speculation. The legal restrictions are extremely tight.

I appreciate your trust and support with regards to this potential transaction which, indeed, could create a formidable combination for future growth and business robustness.

With best regards,

Tom

Legal Notice:

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS or BAE Systems, as applicable, and that will contain detailed information about EADS and BAE Systems and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS or BAE Systems, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS and BAE Systems shareholders by EADS and BAE Systems and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems securities or of EADS securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC’s web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.